At the special meeting held on October 3, 2011 shareholders of the Fund were asked to approve the Agreement and Plan of Reorganization, dated July 28, 2011 (the Plan), pursuant to which Aberdeen U.S. Equity I Fund would acquire all or substantially all of the assets and liabilities of the Fund. The Plan was approved by shareholders and the shareholder vote was as follows:

FOR		12,974,246 Shares

AGAINST		   941,939 Shares

ABSTAIN		   879,423 Shares